UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

AND FOR THE SIX AND THREE-MONTH PERIODS THEN ENDED

PRESENTED ON COMPARATIVE BASIS

(In millions of U.S. dollar (“US$”))

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AMBA	Buenos Aires Metropolitan Area
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina’s Central Bank
BBL	Barrel
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CPB	Central Térmica Piedra Buena
CPI	Consumer's price index
CTB	CT Barragán S.A
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma de la Lata
CTPP	Central Térmica Parque Pilar
EISA	Energía Inversora S.A.
ENARGAS	National Regulatory Authority of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
ENRGE	National Regulatory Authority of Gas and Electricity
FNEE	National Electric Energy Fund
FLNG	Floating Liquefied Natural Gas
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
CNG	Compressed Natural Gas
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú

1

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICSID	International Centre for Settlement of Investment Dispute
IFRS	International Financial Reporting Standards
IPIM	Wholesale Domestic Price Index
LNG	Liquefied Natural Gas
M3	Cubic meters
MAT	WEM’s Forward Market
MECON	Ministry of Economy of Argentina
MLC	Foreign Exchange Market
MW	Megawatt
MWh	Megawatt/hour
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
PAIS tax	Tax for an Inclusive and Supportive Argentina.
PB18	Pampa Bloque 18 S.A.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
PIST	Point of Entry to the Transport System
POSA	Petrobras Operaciones S.A.
RDA	Rincón de Aranda.
RIGI	Incentive Regime for Large Investments
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Secretary of Energy
SESA	Southern Energy S.A.
TGS	Transportadora de Gas del Sur S.A.

2

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
UTE	Unión Transitoria de Empresas
VAR	Vientos de Arauco Renovables S.A.U.
VMOS	VMOS S.A.
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
$	Argentine Pesos

3

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the six and three-month periods ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

		Six-month period at		Three-month period at
	Note	06.30.2025	06.30.2024	06.30.2025	06.30.2024

Revenue	8	900	901	486	500
Cost of sales	9	(625)	(565)	(340)	(307)
Gross profit		275	336	146	193

Selling expenses	10.1	(43)	(36)	(22)	(20)
Administrative expenses	10.2	(84)	(83)	(41)	(42)
Other operating income	10.3	53	83	21	48
Other operating expenses	10.3	(40)	(52)	(18)	(21)
Impairment of inventories		(1)	-	(1)	-
Impairment of financial assets		(2)	(56)	(2)	(22)
Share of profit from associates and joint ventures	5.1.2	76	39	30	(22)
Profit from sale of companies´ interest		-	7	-	5
Operating income		234	238	113	119

Financial income	10.4	35	2	2	-
Financial costs	10.4	(99)	(94)	(58)	(41)
Other financial results	10.4	122	74	85	22
Financial results, net		58	(18)	29	(19)
Profit before income tax		292	220	142	100
Income tax	10.5	(99)	147	(103)	(1)
Profit of the period		193	367	39	99

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		(5)	104	(22)	30
Items that may be reclassified to profit or loss
Gain on cash flow hedges		23	-	23	-
Income tax		(8)	-	(8)	-
Exchange differences on translation		(3)	131	(19)	35
Other comprehensive income of the period		7	235	(26)	65
Total comprehensive income of the period		200	602	13	164

4

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the six and three-month periods ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

		Six-month period at		Three-month period at
	Note	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Total profit of the period attributable to:

Owners of the company		193	367	40	100
Non-controlling interest		-	-	(1)	(1)
		193	367	39	99

Total comprehensive income of the period attributable to:

Owners of the Company		200	602	14	165
Non-controlling interest		-	-	(1)	(1)
		200	602	13	164

Earnings per share attributable to equity holders of the Company
Total basic and diluted earning per share	13.2	0.14	0.27	0.03	0.07

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

5

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	06.30.2025	12.31.2024
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	2,921	2,607
Intangible assets	11.2	92	95
Right-of-use assets		10	11
Deferred tax asset	11.3	116	157
Investments in associates and joint ventures	5.1.2	1,058	993
Financial assets at fair value through profit and loss	12.2	27	27
Trade and other receivables	12.3	139	75
Total non-current assets		4,363	3,965

CURRENT ASSETS
Inventories	11.4	244	223
Financial assets at amortized cost	12.1	42	80
Financial assets at fair value through profit and loss	12.2	676	850
Derivative financial instruments		38	1
Trade and other receivables	12.3	598	488
Cash and cash equivalents	12.4	161	738
Total current assets		1,759	2,380
Total assets		6,122	6,345

6

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	06.30.2025	12.31.2024
SHAREHOLDERS´ EQUITY
Share capital		36	36
Share capital adjustment		191	191
Share premium		516	516
Treasury shares adjustment		1	1
Treasury shares cost		(7)	(7)
Legal reserve		44	44
Voluntary reserve		2,399	1,657
Other reserves		(14)	(13)
Other comprehensive income		131	119
Retained earnings		188	742
Equity attributable to owners of the company		3,485	3,286
Non-controlling interest		9	9
Total equity		3,494	3,295

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	104	137
Income tax and minimum notional income tax provision	11.6	341	75
Deferred tax liability	11.3	49	49
Defined benefit plans		31	30
Borrowings	12.5	1,369	1,373
Trade and other payables	12.6	83	84
Total non-current liabilities		1,977	1,748

CURRENT LIABILITIES
Provisions	11.5	8	10
Income tax liability	11.6	16	257
Tax liabilities		36	30
Defined benefit plans		6	7
Salaries and social security payable		24	39
Borrowings	12.5	222	706
Trade and other payables	12.6	339	253
Total current liabilities		651	1,302
Total liabilities		2,628	3,050
Total liabilities and equity		6,122	6,345

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

7

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Equity holders of the company					Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income (loss)	Unappropiated retained earnings	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2023	36	191	516	1	(7)	45	1,433	(15)	(19)	223	2,404	9	2,413
Voluntary reserve constitution	-	-	-	-	-	(1)	224	-	-	(223)	-	-	-
Profit for the six-month period	-	-	-	-	-	-	-	-	-	367	367	-	367
Other comprehensive income for the six-month period	-	-	-	-	-	-	-	-	131	104	235	-	235
Balance as of June 30, 2024	36	191	516	1	(7)	44	1,657	(15)	112	471	3,006	9	3,015
Stock compensation plans	-	-	-	-	-	-	-	2	-	-	2	-	2
Profit for the complementary six-month period	-	-	-	-	-	-	-	-	-	252	252	-	252
Other comprehensive income for the complementary six-month period	-	-	-	-	-	-	-	-	7	19	26	-	26
Balance as of December 31, 2024	36	191	516	1	(7)	44	1,657	(13)	119	742	3,286	9	3,295
Voluntary reserve constitution	-	-	-	-	-	-	742	-	-	(742)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	(1)	-	-	(1)	-	(1)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	193	193	-	193
Other comprehensive income for the six-month period	-	-	-	-	-	-	-	-	12	(5)	7	-	7
Balance as of June 30, 2025	36	191	516	1	(7)	44	2,399	(14)	131	188	3,485	9	3,494

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

8

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

	Note	06.30.2025	06.30.2024
Cash flows from operating activities:
Profit of the period		193	367
Adjustments to reconcile net profit to cash flows from operating activities	14.1	163	47
Changes in operating assets and liabilities	14.2	(209)	(350)
Net cash generated by operating activities		147	64
Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(444)	(260)
Payment for intangible assets acquisitions		-	(3)
Collection for sales of public securities and shares, net		316	86
Suscription of mutual funds, net		(4)	(1)
Capital integration in companies		(41)	(23)
Payment for right-of-use		-	(13)
Collection for equity interests in companies sales		-	18
Collection for joint ventures´ share repurchase		-	37
Collections for intangible assets sales		3	-
Dividends collection		-	8
Collection for equity interests in areas sales		2	-
Net cash used in investing activities		(168)	(151)

Cash flows from financing activities:
Proceeds from borrowings	12.5	380	306
Payment of borrowings		(108)	(69)
Payment of borrowings interests	12.5	(101)	(83)
Repurchase and redemption of corporate bonds	12.5	(725)	(75)
Payments of leases		(2)	(2)
Net cash (used in) generated by financing activities		(556)	77
Decrease in cash and cash equivalents		(577)	(10)

Cash and cash equivalents at the beginning of the year	12.4	738	171
Decrease in cash and cash equivalents		(577)	(10)
Cash and cash equivalents at the end of the period	12.4	161	161

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

9

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS For the six-month period ended June 30, 2025, presented on comparative basis. (In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company’s principal executive office is located in Maipú 1, Autonomous City of Buenos Aires in Argentina, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level in the six-month period ended June 30, 2025 of 12.4 million m3/day of natural gas and 5.4 thousand bbl/day of oil in 11 productive areas and 2 exploratory areas in Argentina. Its main production blocks are located in the Provinces of Neuquén and Río Negro.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of June 30, 2025, which represents approximately 13% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 89% and 98%, in the domestic market.

Finally, through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,349 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the segment includes advisory services provided to related companies.

1.2 Economic context in which the Company operates

The Company operates in a complex economic context which main variables are experiencing volatility as a result of political and economic events both domestically and internationally.

As part of the economic stabilization plan, on April 11, 2025 the Government announced measures to ease the exchange rate regime and strengthen the monetary system. These measures were promoted to achieve the priority objective of reducing inflation, boosting economic activity, increasing monetary predictability and building up freely available reserves to support the Government’s economic program. This program is financially backed by a new US$ 20 billion funding facility agreed with the International Monetary Fund, among other agreements. Together, these agreements could potentially contribute to a US$ 23.1 billion increase in BCRA’s net reserves during 2025. As a result, inflation has slowed, with monthly figures below 2% in May and June 2025, and the local primary fiscal surplus has been maintained.

10

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Condensed Interim Financial Statements, and it is not possible to predict the macroeconomic and financial situation’s evolution in Argentina or internationally, or any new measures to be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Condensed Interim Financial Statements should be read in light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

2.1 Oil and Gas

2.1.1 Gas market

2.1.1.1 Natural Gas for the residential segment and CNG

SE Resolutions No. 602/24, No. 25/25, No. 111/25, No. 139/25, No. 176/25, No. 228/25 and No. 288/25 established the PIST price to be passed on to end users pursuant to the agreements entered into under GasAr Plan for gas consumptions as from the months of January through July 2025, respectively, and on the tariff schemes published by ENARGAS’ effective date.

2.1.1.2 Compensation for subsidized natural gas consumption

ENARGAS Resolution No. 125/25 restructures the compensation system for natural gas consumption subsidies to natural gas distribution companies, modifying the entity receiving such compensation. The new mechanism, effective as from February 1, 2025, establishes that compensation will be collected directly by natural gas producers and deducted from the invoices issued by producers to distributors.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the enactment of clarifying regulations is still pending.

11

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.1.3 LNG exports

SE Resolution No. 145/25 approved the LNG export procedure, establishing that, under Law No. 27,742, a firm LNG export authorization will be granted to allow holders the right to export the authorized volumes without interruptions, restrictions or redirections over the term of the authorization.

2.2 Generation

2.2.1	Modifications to the electricity regulatory framework

In line with the objective of ensuring free contracting in the MAT established by Law No. 27,742, on January 28, 2025, SE Resolution No. 21/25 was published establishing different modifications regulating dispatch and operation at the WEM’s MAT. The main modifications include:

- Generators, self-generators and co-generators of conventional thermal, hydraulic and nuclear sources commissioned as from January 1, 2025 are exempted from the suspension of contracting within the MAT;

- The presentation or renewal of Energy Plus contracts is limited until October 31, 2025, after the expiration of such contracts the Energy Plus market will no longer be in effect;

- The dispatch scheme set by SE Resolution No. 354/20 is abrogated, effective as from February 1, 2025, and no alternative dispatch scheme is established contemplating the obligations under ENARSA’s supply contract with Bolivia and contracts within the GasAr Plan’s framework;

- As from March 1, 2025, the recognition of fuel costs is authorized according to reference prices and the values declared and accepted in the Production Cost Statement plus freight, natural gas transportation and distribution costs, and taxes and fees.

- CAMMESA will continue centralizing fuel supply for contracts entered into under specific schemes (SE Resolutions No. 220/07, No. 21/16 and No. 287/17);

- generators remunerated under the spot scheme will be able to manage their own fuel, with CAMMESA remaining as the supplier of last resort; and

- new values are established for the cost of non-supplied energy, effective as from February 1, 2025, under the following tiers: (i) US$ 350 /MWh up to 5%; (ii) US$ 750 /MWh up to 10%, and (iii) US$ 1,500 /MWh for more than 10%.

CAMMESA published the proposal with guidelines contemplating various changes to the WEM structure and remuneration schemes for generation, submitted by the SE pursuant to Note NO-2025-09628437-APN-SE#MEC, and received comments from the Associations representing WEM agents. The reports requested by the SE are pending issuance and will be considered for the passing of transitional WEM adjustment regulations.

12

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On its part, SE Note NO-2025-35216647-APN-SE#MEC dated April 4, 2025 establishes guidelines for the gas dispatch priority scheme for thermal generation in the WEM. Tenders by generators opting into managing their own fuel supply will be considered firm and, in case of non-compliance, will be subject to a Deliver or Pay penalty equivalent to 70% of the unavailable volume’s reference price.

The new reference price equals 90% of the weighted average price per natural gas basin in the PIST using Round 4.2 prices for the Neuquina Basin and the Norte Basin and Round 4.1 prices for the Austral Basin.

Reference prices for liquid fuels are set for each generator based on international indicators, including a premium covering associated financial and logistical costs, and prices for liquid fuels and natural gas from neighboring countries are recognized at the exchange rate effective on the last business day before the transaction due date, associated with the consumption recognized in the respective economic transaction.

Based on the above-mentioned modifications, CAMMESA made several calls to generating agents for natural gas supply tenders for generation at higher prices.

On May 30, 2025, through Executive Order No. 370/25, the National Government extended the national emergency for the electricity generation, transmission, and distribution segments, and for the natural gas transportation and distribution segments, until July 9, 2026.

On July 7, 2025, through Executive Orders No. 450/25 and No. 452/25, Laws No. 15,336 and No. 24,065 were amended, and the ENRGE was established to replace and unify the ENARGAS and the ENRE, respectively, under the guidelines established in the Bases Law (Law No. 27,742).

Executive Order No. 450/25 establishes a 24-month transition period during which the SE must issue regulations aiming to, among other things:

-	decentralize and develop a competitive hydrocarbons market through the free contracting of fuel by generators;
-	ensure the regularization and collectability of contracts with electricity distributors, and establish thermal generation remuneration criteria allowing for greater efficiency in fuel procurement;
-	establish mechanisms for transferring the power purchase agreements executed with CAMMESA to the demand of distributors and large users within the WEM; and
-	establish mechanisms for transferring the fuel purchase agreements executed by CAMMESA to the WEM´s supply.

The following amendments to Laws No. 15,336 and No. 24,065 are noteworthy:

-	hydroelectric concessions must have a term (maximum 60 years) and must be re-tendered upon expiration;
-	free contracting principles between generators and large users and free users in the WEM must be maintained.

13

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In addition, the SE is empowered to authorize the execution of expansions to the transmission system within an existing concession, after consulting with CAMMESA, and may finance it with FNEE resources. Alternatively, the grid may be expanded on the initiative and at the risk of the party carrying out the expansion, which will be granted priority for the use of the transmission capacity, assignable to third parties.

2.2.2 BESS (Battery Energy Storage Systems) call for tenders

In February 2025, SE Resolution No. 67/2025 launched a national and international call for tenders for up-to-500 MW energy storage projects in the AMBA aiming to improve the electricity grid’s reliability.

The contracts to be executed between distributors and generators will have a maximum 15-year term and provide for a remuneration for power capacity (up to US$ 15,000/MW-month) and energy supplied (US$ 10/MWh), with CAMMESA acting as guarantor of last resort. The commissioning’s target date is scheduled for January 2027.

On July 15, 2025, 27 tenders were submitted for a total 1,347 MW power capacity. Pampa presented a 50-MW project. The award is scheduled for August 29, 2025.

2.2.3 Remuneration at the spot market

SE Resolutions No. 603/24, No. 27/25, No. 113/25, No. 143/25, No. 177/25, No. 227/25, No. 280/25 and No. 331/25, updated the remuneration values for spot generation, providing for 4%, 4%, 1.5%, 1.5%, 2%, 1.5%, 1% and 0.4% increases from the January-August 2025’s economic transactions, respectively. Likewise, the maximum spot price in the WEM was updated to $ 13,487/MWh as from April 2025.

2.3 Gas Transportation

TGS’s Tariff situation

TGS received monthly tariff updates for the January-March 2025 period; to this effect, ENARGAS published transitional tariff charts with 2.5%, 1.5% and 1.7% increases, respectively.

On April 30, 2025, ENARGAS Resolution No. 256/25 established the FTR conditions for the 2025-2030 period. This resolution establishes, among other things, the capital base as of December 31, 2024 and a real after-tax WACC discount rate of 7.18%, used to determine the initial tariff scheme, which includes a 3.67% weighted average tariff update to be implemented in thirty one equal and consecutive monthly installments beginning in May 2025. Likewise, the approval of the monthly tariff update methodology based on price indexes (CPI and IPIM) is postponed.

It also establishes the investment plan for a total of $279,108 million (at June 2024 currency), subject to ENARGAS’ control and the regulated operating expenses for the 2025-2030 five-year period.

14

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Later, through Executive Order No. 371/25, the SE was appointed as the enforcement authority for introducing contractual or tariff modifications. In this regard, SE Resolution No. 241/25 dated June 4, 2025 provided that the periodic transportation tariff update would be monthly, replacing the previous semi-annual scheme. On June 5, 2025, TGS expressed its consent to this resolution, and the tariff schemes were approved through ENARGAS Resolutions No. 350/25, No. 421/25 and No. 539/25, incorporating monthly 2.81%, 0.62% and 1.63% updates in addition to the application of the FTR increases.

License Extension

On July 24, 2025, Executive Order No. 495/25 was published, whereby the PEN extended the license granted to TGS for an additional 20-year period as from December 28, 2027, ratifying the “License Extension Memorandum of Understanding” entered into on July 11, 2025 between the MECON and TGS.

2.4 Transmission

Transener and Transba tariff situation

The ENRE determined the hourly remuneration values, establishing 4%, 4%, 2%, and 4% increases against effective values for the January-April 2025 period for Transener S.A. and Transba S.A.

On April 3, 2025, ENRE Resolution No. 236/25 amended the high-voltage and main electricity distribution utility concessionaires’ return rate defined by ENRE Resolution No. 28/25 dated January 10, 2025 from 6.10% to 6.48% after taxes.

On April 30, 2025, the tariff scheme resulting from the Five-Year Tariff Review process was approved and the ENRE established 42.89% and 10.30% increases against April 2025’s effective tariffs for Transener S.A. and Transba S.A., respectively. Similarly, the ENRE determined the remuneration for independent transmission companies, including Transener S.A., for the operation of the Choele Choel – Pto. Madryn Interconnection and the Fourth Line, and Transba S.A., for the operation of Transportista Independiente de Buenos Aires (TIBA)’s facilities, establishing a tariff equivalent to 77.92%, 100% and 99.73%, respectively, of Transener S.A.’s tariff.

In all cases, the increases apply as follows: 20% as from May 1, 2025, and the remaining 80% on a monthly basis over the June-December 2025 period. Likewise, a monthly tariff update mechanism based on the CPI and IPIM price indexes is provided for.

Consequently, the ENRE established the following increases:

	June 2025	July 2025	August 2025
Transener S.A. and the Fourth Line	7.25%	4.64%	6.02%
Transba S.A.	4.06%	1.53%	2.87%
Choele Choel – Pto. Madryn Interconnection	4.35%	1.80%	3.14%
Transportista Independiente de Buenos Aires (TIBA)	7.22%	4.61%	5.99%

15

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On June 17, 2025, Transener and Transba filed with ENRE motions of reconsideration against the resolutions issued on April 30, 2025 for Transener S.A., Transba S.A. and TIBA, requesting the ENRE to suspend the requirement to submit the investment plans for the May 2025-April 2030 period until the ENRE issues a ruling on said motions. In the case of the Choele Choel – Puerto Madryn Interconnection, as no motion was filed, the investment plan was submitted for the ENRE’s approval on June 30, 2025.

2.5 Regulations on access to the MLC

On April 11, 2025, the BCRA issued Communication “A” 8,226 easing several restrictions to access the MLC, including the following:

-	access to the MLC for foreign currency transfers abroad for profits and dividends to non-resident shareholders, in the case of legal entities with profits from fiscal years beginning on or after January 1, 2025,
-	access to the MLC for the payment of imports of capital goods,
-	elimination of the requirement to submit an affidavit in the case of individuals; for legal entities, the requirement to submit an affidavit stating a commitment not to engage in certain sales, exchanges or transfers of securities for 90 calendar days following the MLC access request remains in place, and
-	removal of restrictions on resident individuals to access the MLC to purchase foreign currency for saving or deposit purposes.

It is worth highlighting that the detailed information does not list all possibly applicable exchange regulations; for more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: "www.bcra.gov.ar"

2.6 Tax regulations

Export Increase Program

On April 14, 2025, PEN Executive Order No. 269/25 repealed PEN Executive Order No. 28/23, reestablishing, as of that date, the payment and settlement in the MLC of 100% of export values.

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2025 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information” as issued by the IASB, are expressed in millions of US dollars and were approved for their issuance by the Company’s Board of Directors on August 6, 2025.

The information included in the Consolidated Condensed Interim Financial Statements is recorded and presented in US dollars, which is the Company’s functional currency.

16

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 3: (Continuation)

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2024, which have been prepared under IFRS Accounting Standards as issued by the IASB.

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2025 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the six-month period ended June 30, 2025, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2024, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of that date.

Additionally, certain non-significant reclassifications have been made to the Consolidated Financial Statements´ figures to keep the consistency in the presentation with the current period figures.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2024.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2025 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2025:

-	IAS 21 - “Effects of Changes in Foreign Exchange Rates” (amended in August 2023).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective and not early adopted by the Company

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not permitted unless specifically permitted at the time of adoption.

17

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

As of June 30, 2025, the Company has not early applied the following standards and/or amendments:

-	IFRS 18 - “Presentation and Disclosures in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of revenues and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard applies retroactively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the impact of the application of the standard on its financial statements’ disclosures.
-	IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in April 2024. It allows for reduced disclosures for entities without public accountability which are subsidiaries of an entity that prepares consolidated financial statements available for public use and comply with IFRS accounting standards. The standard is applicable for periods beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.
-	IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures”: in May 2024, the application guidance for IFRS 9 is modified and disclosure requirements are incorporated into IFRS 7. In particular, it incorporates the option to consider the derecognition of a financial liability before its settlement in case of issuance of electronic payment instructions meeting certain requirements, and incorporates disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and instruments at amortized cost or fair value through other comprehensive income. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.
-	IMPROVEMENTS TO IFRS - Volume 11: in July 2024, minor amendments are incorporated into IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the amendments will not have an impact on the Company’s operating results or financial position.
-	IFRS 9 and IFRS 7 “Financial Instruments and Disclosures”: in December 2024, IFRS 9 is amended and disclosure requirements are incorporated into IFRS 7 regarding nature-dependent electricity contracts. In particular, it allows exemption from fair value accounting for entities that are net purchasers of electricity during the term of the contracts, and eases the designation as a hedging instrument for contracts not meeting the requirements for the above-mentioned exemption. The amendments are applicable to fiscal years beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

18

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: GROUP STRUCTURE

5.1	Interest in subsidiaries, associates and joint ventures
5.1.1	Subsidiaries information

Unless otherwise indicated, the country is also the principal place where the subsidiary carries out its activities.

			06.30.2025	12.31.2024
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP	Gran Cayman	Investment	100.00%	100.00%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

19

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.1.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of millions of common shares with one vote per share:

	Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
SESA (1)	Gas treatment	06.30.2025	330	(2)	39	20.00%
VMOS (2)	Hydrocarbon transportation	06.30.2025	138,752	(28)	324	10.20%

Joint ventures
CIESA (3)	Investment	06.30.2025	639	129	1,131	50.00%
Citelec (4)	Investment	06.30.2025	556	32	344	50.00%
CTB	Generation	06.30.2025	8,558	14	474	50.00%

(1) On April 24, 2025, SE Resolution No. 165/25 granted SESA the LNG Free Export Authorization certificate for 11.72 million m3/d of gas over a 30-year period between July 1, 2027 and June 30, 2057. Additionally, on May 5, 2025, MECON Resolution No. 559/25 approved SESA’s application to opt into the RIGI.

(2) On March 21, 2025, MECON Resolution No. 302/25 approved VMOS’s application to opt into the RIGI.

(3) The Company holds a 50% interest in CIESA, a company that holds a 53.83% interest in TGS’s capital stock; therefore, the Company has a 26.91% interest in TGS.

As of June 30, 2025, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 6,260.00 and US$ 25.90, respectively, giving Pampa’s holding an approximate market value of US$ 1,049 million ($ 1,268,253 million).

(4) The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of June 30, 2025, Transener’s common share price listed at the BCBA was $ 2,065.00, conferring Pampa’s indirect holding an approximate market value of US$ 225 million ($ 241,730 million).

20

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	06.30.2025	12.31.2024
Disclosed in non-current assets
Associates
VMOS	33	-
SESA	8	-
Total associates	41	-
Joint ventures
CIESA	608	605
Citelec	172	158
CTB	237	230
Total joint ventures	1,017	993
Total associates and joint ventures	1,058	993

The following table shows the breakdown of the result from investments in associates and joint ventures:

	06.30.2025	06.30.2024
Associates
SESA	2	-
TGS	-	1
VMOS	(3)	-
Total associates	(1)	1

Joint ventures
CIESA	54	44
Citelec	16	7
CTB	7	(41)
OCP	-	28
Total joint ventures	77	38
Total associates and joint ventures	76	39

21

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	06.30.2025	06.30.2024
At the beginning of the year	993	672
Dividends	(44)	(8)
Increases	41	15
Share repurchase	-	(37)
Sale of equity interest	-	(12)
Share of profit	76	39
Exchange differences on translation	(8)	235
At the end of the period	1,058	904

5.1.3	OCP

Pursuant to the terms and conditions of the concession authorization agreement, OCP caused OCPSA to establish two guarantees, one operational and one environmental, each in the amount of US$ 50 million (including surety bonds provided by the Group as shareholder in the amount of US$ 84 million disclosed within non-current guarantee deposits), which would remain in effect for the term of the agreement and until 90 days after its termination on November 30, 2024. Therefore, the guarantees were scheduled to expire on March 1, 2025, since no claim that may be considered covered within their scope would have been initiated by that date. However, Citibank Ecuador informed OCP that, in its understanding, the guarantees had not expired because OCPSA had not complied with certain required formalities. On its part, OCP has formally notified Citibank Ecuador that its position is incorrect, explaining the reasons for that interpretation. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, OCP has not received a response to this notification.

OCP has also requested the Ecuadorian Government to notify Citibank Ecuador of the guarantees’ expiration, having received no response as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

OCP understands that there is no legal basis for claims under the operational guarantee (to be initiated only in case of a capacity deficiency pursuant to the concession authorization agreement) or under the environmental guarantee (to be initiated only in the event of termination of the concession authorization agreement due to the lack of payment of environmental compensations). In this regard, the guarantees should be terminated and rendered null and void, all in accordance with their terms and conditions.

OCP is taking all necessary actions to terminate the guarantees pursuant to the terms of the concession authorization agreement. On April 11, 2025, OCP filed an arbitration proceeding before the ICSID seeking the effective release of the guarantees and compensation for the damages sustained as a result of the failure to release them; and, subsidiarily, to receive from Ecuador the amount of the guarantees plus interest and damages resulting from Ecuador’s actions. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Arbitration Court that will hear the arbitration has been constituted.

22

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.1.4	CIESA - TGS

On March 7, 2025, heavy rains, unprecedented in the last 100 years, were recorded in the city of Bahía Blanca and adjacent areas, causing flooding in all urban areas and their surroundings.

This event caused the Saladillo García stream to overflow, flooding the Cerri Complex and, consequently, halting the production of liquids and partially affecting natural gas transportation services. It is worth highlighting that the external electricity distribution system and the electricity generation and distribution facilities were also affected.

The natural gas transportation service was gradually restored in full, with no significant impact on TGS’s revenues. However, liquid production at the Cerri Complex was interrupted from March 7, 2025 to early May 2025.

In the six-month period ended June 30, 2025, TGS recorded a $ 33,573 million loss for event-related expenses and the impairment of materials and other property, plant and equipment. Even though the Cerri Complex is operating under normal conditions, as of the date of issuance of these Consolidated Condensed Interim Financial Statements, the final cost of the event has not yet been assessed by TGS.

Furthermore, TGS is undertaking preliminary coverage negotiations with insurance companies; therefore, the insurance proceeds’ amount and timing have not been determined as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

Tender for Perito Moreno Gas Pipeline (GPM) Expansion

On May 22, 2025, ENARSA launched a tender to expand the GPM, aiming to increase natural gas transportation capacity from Vaca Muerta by 14 million cubic meters per day. On July 28, 2025, TGS submitted a tender, and the award is scheduled for October 13, 2025.

5.1.5	VMOS

On July 8, 2025, VMOS entered into a syndicated international loan agreement for a total amount of US$ 2 billion with a 5-year term and an interest rate equivalent to SOFR Term plus a 5.50% margin, intended to finance the construction of the Vaca Muerta Oil Sur pipeline. The project requires a total estimated investment of US$ 3 billion and includes a loading and unloading terminal equipped with interconnected mooring buoys, a tank farm, and other associated accessory facilities for exporting oil and liquids through carriers. Likewise, VMOS amended the transportation agreements entered into with its shareholders to align its terms with the financing structure.

As security for the obligations assumed in the loan: (i) VMOS has assigned in guarantee to the banks its collection rights under the transportation contracts entered into with the initial shippers (YPF, Vista, Pampa, PAE, Pluspetrol, Chevron, Shell, Tecpetrol and GyP); (ii) each initial shipper entered into a direct agreement with the banks; and (iii) VMOS’s Class A shareholders (including Pampa) have granted a fiduciary assignment of their shares as collateral for the financing, which shall remain in effect until the completion of the project.

23

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

Disbursements may be requested by VMOS on a monthly basis until the earlier of the project completion date or July 31, 2027.

Under the terms of the syndicated loan agreement, VMOS has undertaken certain customary affirmative and negative covenants for this type of transaction.

In addition, the revenues generated from VMOS’ export operations will be credited to an offshore bank account structure, which is managed by a bank acting as collateral agent. Furthermore, a local tariff guarantee trust has been established, under which a branch of Citibank, N.A. acting as trustee, will manage both the local revenues received by VMOS and any funds transferred from abroad.

5.2 Oil and gas participations

Assets and liabilities as of June 30, 2025 and December 31, 2024 and the production cost of the Joint Operations and Consortiums in which the Company participates corresponding to the six-month periods ended June 30, 2025 and 2024 are detailed below:

	06.30.2025	12.31.2024

Non-current assets	170	151
Current assets	16	13
Total assets	186	164

Non-current Liabilities	81	52
Current Liabilities	33	26
Total liabilities	114	78

	06.30.2025	06.30.2024

Production cost	51	46

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

Extension of the evaluation period for the Parva Negra Este area

Through Provincial Executive Order No. 550/25, issued on May 17, 2025, the Province of Neuquen approved a 2-year extension of the evaluation period for the Parva Negra Este area from April 3, 2025 to April 2, 2027.

24

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2024.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas, the activities of Pampa Energía S.A. - Sucursal Dedicada Midstream RDA and direct and indirect interest in SESA and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE VI wind farms.

25

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct and indirect interests in VMOS and OCP, holding activities, and other investment activities.

The Company manages its operating segment based on its individual net result in U.S. dollars.

26

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the six-month period ended June 30, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	228	379	131	12	-	750
Revenue - foreign market	66	1	83	-	-	150
Intersegment revenue	56	-	-	-	(56)	-
Cost of sales	(270)	(205)	(206)	-	56	(625)
Gross profit	80	175	8	12	-	275

Selling expenses	(34)	(2)	(6)	(1)	-	(43)
Administrative expenses	(40)	(21)	(3)	(20)	-	(84)
Other operating income	16	13	19	5	-	53
Other operating expenses	(8)	(5)	(5)	(22)	-	(40)
Impairment of inventories	(1)	-	-	-	-	(1)
Impairment of financial assets	(2)	-	-	-	-	(2)
Share of profit from associates and joint ventures	2	7	-	67	-	76
Operating income	13	167	13	41	-	234

Financial income	-	8	27	-	-	35
Financial costs	(55)	(25)	-	(19)	-	(99)
Other financial results	-	80	3	39	-	122
Financial results, net	(55)	63	30	20	-	58
Profit (Loss) before income tax	(42)	230	43	61	-	292

Income tax	13	(111)	(14)	13	-	(99)
Profit (Loss) of the period	(29)	119	29	74	-	193

Depreciation and amortization	118	60	3	-	-	181

27

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the six-month period ended June 30, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	(29)	119	29	74	-	193

Consolidated financial position information as of June 30, 2025
Assets	2,111	2,766	185	1,109	(49)	6,122
Liabilities	1,484	560	64	569	(49)	2,628

Net book values of property, plant and equipment	1,522	1,331	31	37	-	2,921

Additional consolidated information as of June 30, 2025
Increases in property, plant and equipment and intangible assets	453	28	6	6	-	493

28

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the six-month period ended June 30, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	258	319	155	10	-	742
Revenue - foreign market	57	3	99	-	-	159
Intersegment revenue	53	-	-	-	(53)	-
Cost of sales	(234)	(158)	(226)	-	53	(565)
Gross profit	134	164	28	10	-	336

Selling expenses	(29)	(1)	(6)	-	-	(36)
Administrative expenses	(36)	(25)	(3)	(19)	-	(83)
Other operating income	42	32	8	1	-	83
Other operating expenses	(14)	(7)	(3)	(28)	-	(52)
Impairment of financial assets	(10)	(46)	-	-	-	(56)
Share of profit from associates and joint ventures	-	(38)	-	77	-	39
Profit from sale of companies´ interest	-	-	-	7	-	7
Operating income	87	79	24	48	-	238

Financial income	-	2	-	-	-	2
Financial costs	(49)	(28)	(2)	(15)	-	(94)
Other financial results	(14)	80	1	7	-	74
Financial results, net	(63)	54	(1)	(8)	-	(18)
Profit before income tax	24	133	23	40	-	220

Income tax	51	100	3	(7)	-	147
Profit of the period	75	233	26	33	-	367

Depreciation and amortization	110	40	2	-	-	152

29

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the six-month period ended June 30, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit of the period attributable to:
Owners of the company	75	233	26	33	-	367

Consolidated financial position information as of December 31, 2024
Assets	1,918	3,155	173	1,116	(17)	6,345
Liabilities	1,583	857	109	518	(17)	3,050

Net book values of property, plant and equipment	1,183	1,357	28	39	-	2,607

Additional consolidated information as of June 30, 2024
Increases in property, plant and equipment, intangibles assets and right-of-use assets	197	43	3	5	-	248

30

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	06.30.2025	06.30.2024

Gas sales	228	252
Oil sales	59	57
Other sales	7	6
Oil and gas sales subtotal	294	315

Energy sales in Spot Market	125	100
Energy sales by supply contracts	192	169
Fuel supply	58	48
Other sales	5	5
Generation sales subtotal	380	322

Products from catalytic reforming sales	115	138
Styrene sales	30	32
Synthetic rubber sales	36	40
Polystyrene sales	32	43
Other sales	1	1
Petrochemicals sales subtotal	214	254

Technical assistance and administration services sales	12	10
Holding, Transportation and others subtotal	12	10
Total revenue (1) (2)	900	901

(1)	Revenues from CAMMESA represent 37% and 32% of total revenues from sales for the periods ended June 30, 2025 and 2024, respectively, and correspond mainly to the Oil and gas and Generation segments.
(2)	Including US$ 5,3 million and US$ 4,6 million in the Oil and gas segment and US$ 4,6 million and US$ 5,2 million in the Petrochemical segment corresponding to export duties for the periods ended June 30, 2025 and 2024, respectively.

31

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	06.30.2025	06.30.2024
Inventories at the beginning of the year	223	205

Plus: Charges of the period
Purchases of inventories, energy and gas	193	203
Salaries and social security charges	44	42
Employees benefits	7	7
Defined benefit plans	2	5
Works contracts, fees and compensation for services	71	61
Property, plant and equipment depreciation	174	146
Intangible assets amortization	2	2
Right-of-use assets amortization	1	-
Energy transportation	8	5
Transportation and freights	23	20
Consumption of materials	13	12
Penalties	1	-
Maintenance	31	14
Canons and royalties	49	50
Environmental control	3	3
Rental and insurance	16	13
Surveillance and security	4	3
Taxes, rates and contributions	2	3
Other	2	1
Total charges of the period	646	590

Less: Inventories at the end of the period	(244)	(230)
Total cost of sales	625	565

32

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	06.30.2025	06.30.2024
Salaries and social security charges	3	2
Fees and compensation for services	1	1
Taxes, rates and contributions	8	8
Transportation and freights	30	25
Other	1	-
Total selling expenses	43	36

10.2 Administrative expenses

	06.30.2025	06.30.2024
Salaries and social security charges	34	30
Employees benefits	3	4
Defined benefit plans	4	10
Fees and compensation for services	22	18
Compensation agreements	-	7
Directors' and Sindycs' fees	3	3
Property, plant and equipment depreciation	4	4
Maintenance	2	1
Transport and per diem	1	1
Surveillance and security	1	-
Taxes, rates and contributions	7	4
Other	3	1
Total administrative expenses	84	83

33

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.3 Other operating income and expenses

	06.30.2025	06.30.2024
Other operating income
Insurance recovery	13	4
Results for intangibles assets sale	1	-
Results for other assets sale	1	-
Recovery of provision for contingencies	17	-
Commercial interests	4	40
GasAr Plan	12	25
Export Increase Program	2	11
Other	3	3
Total other operating income	53	83

Other operating expenses
Provision for contingencies	(14)	(27)
Provision for environmental remediation	(1)	(1)
Tax on bank transactions	(14)	(7)
PAIS import tax	-	(1)
Donations and contributions	(1)	(1)
Institutional promotion	(1)	(1)
Costs of concessions agreements completion	(1)	(3)
Royalties GasAr Plan	(2)	(4)
Incident costs	(2)	-
Other	(4)	(7)
Total other operating expenses	(40)	(52)

34

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.4 Financial results

	06.30.2025	06.30.2024
Financial income
Financial interests	35	2
Total financial income	35	2

Financial costs
Financial interests (1)	(77)	(70)
Fiscal interests	(20)	(15)
Other interests	-	(7)
Bank and other financial expenses	(2)	(2)
Total financial costs	(99)	(94)

Other financial results
Foreign currency exchange difference, net	18	(13)
Changes in the fair value of financial instruments	101	100
Result from present value measurement	1	(4)
Result from repurchase of CB	2	(9)
Total other financial results	122	74
Total financial results, net	58	(18)

(1) Net of US$ 1 million and US$ 7 million borrowing costs capitalized in property, plant and equipment corresponding to the six-month period ended June 30, 2025 and 2024, respectively.

35

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5 Income tax

The breakdown of income tax charge is:

	06.30.2025	06.30.2024
Current tax	65	149
Deferred tax	33	(296)
Difference between previous fiscal year income tax provision and the income tax statement	1	-
Total income tax - Loss (Profit)	99	(147)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	06.30.2025	06.30.2024
Profit before income tax	292	220
Current income tax rate	35%	35%
Income tax at the statutory tax rate	102	77
Share of profit from companies	(27)	(14)
Non-taxable results	(1)	-
Effects of exchange differences and other results associated with the valuation of the currency, net	135	62
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(173)	(504)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	1	18
Effect for tax inflation adjustment	62	228
Reversal of loss carryforwards provision	-	(14)
Non-deductible cost	3	-
Other	(3)	-
Total income tax - Loss (Profit)	99	(147)

36

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 Property, plant and equipment

	Original values

Type of good	At the beginning	Increases (1)	Transfers	At the end

Lands	14	-	-	14
Buildings	204	-	1	205
Vehicles	11	1	-	12
Furniture and fixtures, tools and software and communication equipment	44	1	9	54
Thermal generation plants	1,091	-	40	1,131
Renewable generation plants	686	-	19	705
Petrochemical plants	42	-	4	46
Mining property, wells and drilling equipment	1,962	-	158	2,120
Drilling and work in progress	335	490	(231)	594
Other goods	1	-	-	1
Total at 06.30.2025	4,390	492	-	4,882
Total at 06.30.2024	4,169	232	-	4,401

(1) Includes US$ 1 million and US$ 7 million of borrowing costs capitalized for the six-month period ended June 30, 2025 and 2024, respectively.

37

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation			Net book values

Type of good	At the beginning	For the period	At the end	At the end	At 12.31.2024

Lands	-	-	-	14	14
Buildings	(95)	(4)	(99)	106	109
Vehicles	(8)	(1)	(9)	3	3
Furniture and fixtures, tools and software and communication equipment	(37)	(3)	(40)	14	7
Thermal generation plants	(544)	(36)	(580)	551	547
Renewable generation plants	(78)	(17)	(95)	610	608
Petrochemical plants	(24)	(2)	(26)	20	18
Mining property, wells and drilling equipment	(996)	(115)	(1,111)	1,009	966
Drilling and work in progress	-	-	-	594	335
Other goods	(1)	-	(1)	-	-
Total at 06.30.2025	(1,783)	(178)	(1,961)	2,921
Total at 06.30.2024	(1,625)	(150)	(1,775)	2,626
Total at 12.31.2024					2,607

38

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values

Type of good	At the beginning	Increases	Decreases	At the end

Concession agreements	2	-	-	2
Goodwill	35	-	-	35
Intangible identified in acquisitions of companies	71	-	-	71
Digital assets	3	1	(2)	2
Total at 06.30.2025	111	1	(2)	110
Total at 06.30.2024	108	3	-	111

	Amortization

Type of good	At the beginning	For the period	At the end

Concession agreements	(2)	-	(2)
Intangible identified in acquisitions of companies	(14)	(2)	(16)
Total at 06.30.2025	(16)	(2)	(18)
Total at 06.30.2024	(12)	(2)	(14)

	Net book values

Type of good	At the end	At 12.31.2024

Goodwill	35	35
Intangible identified in acquisitions of companies	55	57
Digital assets	2	3
Total at 06.30.2025	92
Total at 06.30.2024	97
Total at 12.31.2024		95

39

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	06.30.2025	12.31.2024
Tax loss carryforwards	-	9
Property, plant and equipment	135	210
Trade and other receivables	1	1
Provisions	46	49
Tax payables	2	1
Salaries and social security payable	-	1
Defined benefit plans	11	10
Trade and other payables	5	1
Other	-	1
Deferred tax asset	200	283
Property, plant and equipment	-	(30)
Intangible assets	(32)	(32)
Investments in companies	(11)	(9)
Inventories	(39)	(36)
Financial assets at fair value through profit and loss	(4)	(4)
Trade and other receivables	(10)	(6)
Borrowings	(3)	-
Derivative financial instruments	(8)	-
Tax inflation adjustment	(25)	(58)
Other	(1)	-
Deferred tax liability	(133)	(175)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the Consolidated Condensed Interim Statement of Financial Position:

	06.30.2025	12.31.2024
Deferred tax asset, net	116	157
Deferred tax liability, net	(49)	(49)

40

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4 Inventories

	06.30.2025	12.31.2024
Current
Materials and spare parts	153	160
Advances to suppliers	17	6
In process and finished products	74	57
Total	244	223

11.5 Provisions

	06.30.2025	12.31.2024
Non-Current
Contingencies	59	95
Asset retirement obligation and wind turbines decommisioning	26	25
Environmental remediation	19	17
Total Non-Current	104	137

Current
Asset retirement obligation and wind turbines decommisioning	3	5
Environmental remediation	1	1
Other provisions	4	4
Total Current	8	10

41

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	06.30.2025
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation
At the beginning of the year	95	30	18
Increases	15	1	2
Decreases	(2)	(1)	-
Foreign currency exchange difference	(3)	-	-
Reversal of unused amounts	(46)	(1)	-
At the end of the period	59	29	20

	06.30.2024
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation
At the beginning of the year	109	29	17
Increases	32	-	-
Foreign currency exchange difference	(1)	-	-
At the end of the period	140	29	17

Provision for legal proceedings

In the ongoing files before the National Tax Court regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras Argentina S.A. during the years 2008-2014, eight additional favorable rulings were passed during the period. Out of the total thirteen rulings in favor of the Company, twelve were sustained by the Tax Authority, therefore becoming final and conclusive. In the remaining case, the term for the Tax Authority to submit an appeal is still pending. Attending to the above-mentioned detailed progress, the Company believes that there are grounds to consider that the associated provision is not probable and, consequently, has recorded, during the period a US$ 44 million recovery, including accrued interest.

In the appeal for partial annulment filed by the Company against the Final Award issued in the international arbitration proceeding initiated by POSA, the latter answered the service of notice, and on July 15, 2025, a hearing was held before the National Chamber of Appeals in Commercial Matters.

42

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	06.30.2025	12.31.2024
Non-current
Income tax	337	69
Minimum notional income tax	4	6
Total non-current	341	75

Current
Income tax, net of witholdings and advances	16	257
Total current	16	257

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at amortized cost

	06.30.2025	12.31.2024
Current
Term deposit	42	80
Total current	42	80

Due to the short-term nature of investments at amortized cost, their book value is not considered to differ from their fair value.

43

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.2 Financial assets at fair value through profit and loss

	06.30.2025	12.31.2024
Non-current
Shares	27	27
Total non-current	27	27

Current
Government securities	477	692
Corporate bonds	133	110
Shares	51	37
Mutual funds	15	11
Total current	676	850

12.3 Trade and other receivables

	Note	06.30.2025	12.31.2024
Non-Current
Related parties	16	1	4
Advances to suppliers		43	43
Prepaid expenses		5	5
Tax credits		-	8
Receivables for sale of assets		5	10
Contractual indemnity receivable		1	2
Expenses to be recovered		-	3
Guarantee deposits		84	-
Other receivables		139	75
Total non-current		139	75

44

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

	Note	06.30.2025	12.31.2024
Current
Receivables		273	172
CAMMESA		106	107
Related parties	16	6	10
Impairment of financial assets		(3)	(1)
Trade receivables, net		382	288

Current
Related parties	16	7	11
Tax credits		51	8
Receivables for complementary activities		-	9
Prepaid expenses		13	3
Guarantee deposits (1)		94	130
Expenses to be recovered		12	8
Insurance to be recovered		1	1
Receivables for sale of associates		5	-
Receivables for sale of assets		4	6
GasAr Plan		16	7
Contractual indemnity receivable		2	2
Receivable for maintenance contract		1	1
Advances to employees		1	-
Other		9	14
Other receivables, net		216	200
Total current		598	488

(1)	Includes guarantee deposits on derivative financial instruments amounting for US$ 92 million and US$ 45 million as of June 30, 2025, and December 31, 2024, respectively.

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

The movements in the impairment of financial assets are as follows:

	06.30.2025	06.30.2024
At the beginning of the year	1	1
Impairment	2	56
Write off for utilization	-	(55)
At the end of the period	3	2

45

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.4 Cash and cash equivalents

	06.30.2025	12.31.2024
Cash	-	1
Banks	16	73
Term deposit	-	46
Mutual funds	145	618
Total	161	738

12.5 Borrowings

	06.30.2025	12.31.2024
Non-Current
Financial borrowings	45	32
Corporate bonds	1,324	1,341
Total non-current	1,369	1,373

Current
Financial borrowings	41	122
Corporate bonds	181	584
Total current	222	706
Total	1,591	2,079

As of June 30, 2025, and December 31, 2024 the fair value of the Company’s CB amount approximately to US$ 1,504 million and US$ 1,912 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period or year (fair value Level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its indebtedness´ contracts.

46

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.1 Borrowings´ evolution:

The evolution of the consolidated borrowings for the six-month periods ended June 30, 2025 and 2024 is disclosed below.

	06.30.2025	06.30.2024
Borrowings at the beginning of the year	2,079	1,448
Proceeds from borrowings	380	306
Payment of borrowings	(117)	(69)
Accrued interest	77	70
Payment of interests	(101)	(83)
Repurchase and redemption of CB	(725)	(75)
Result from repurchase of CB	(2)	9
Foreign currency exchange difference	(1)	(9)
Borrowing costs capitalized in property, plant and equipment	1	7
Borrowings at the end of the period	1,591	1,604

12.5.2 CB Issuance Program and frequent issuer prospectus

On April 7, 2025, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to approve the increase in the amount of the CB Issuance Program to US$ 2.1 billion or its equivalent in other currencies or units of value. The increase was approved by the CNV on May 27, 2025.

The Company is registered as a frequent issuer, a status that was ratified by CNV’s Issuers’ Management Office Provision No. I-2025-32-APN-GE#CNV dated March 11, 2025. Under this Provision, the CNV also approved (i) the increase in the frequent issuer prospectus amount to US$ 1.3 billion or its equivalent in other currencies or units of value; and (ii) the amendment of the prospectus’ terms and conditions to include the possibility of issuing thematic (social, green and sustainable) marketable securities, all of which was in turn approved by the Company’s Board of Directors at its meeting held on March 5, 2025.

47

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.3 CB

On January 24, 2025, Pampa redeemed all Class 1 CB for a total amount of US$ 353 million, at a redemption price equal to 100% of the outstanding principal amount plus interest accrued and unpaid as of the redemption date, under the terms of the Class 1 CB’s trust agreement.

On February 28, 2025, the Company paid its Class 19 CB upon maturity for a total of $ 17,131 million.

In addition, on May 8, 2025, the Company redeemed all Class 18 Notes for a total amount of US$ 72.1 million at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest up to the redemption date.

On May 28, 2025, the Company reopened international Class 23 CB for a face value of US$ 340 million at a 7.875% fixed annual rate and an 8% yield, maturing in December 2034. As a result, the total outstanding face value amounts to US$ 700 million.

The net proceeds were used on June 23, 2025 to early redeem all Class 3 CB for US$ 300 million in principal, plus the redemption premium and the applicable accrued interest. Class 3 CB accrued a 9.125% fixed annual interest rate and matured on April 15, 2029.

Post-closing, on August 6, 2025, the Company issued Class 25 CB for US$ 104.6 million, which will accrue interest at a fixed 7.25% rate and maturing August 6, 2028.

12.5.4 Financial borrowings

During the six-month period ended June 30, 2025, the Company repaid US$ 47.1 million in net debt with local financial institutions, consisting of: (i) payments of bank debt for US$ 89.5 million, (ii) payments of import financing for US$ 2.6 million, and (iii) bank debt borrowing for US$ 45 million. Post-closing, the Company took out pre-export financing debt for US$ 70 million.

48

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.6 Trade and other payables

	Note	06.30.2025	12.31.2024
Non-Current
Compensation agreements		71	71
Lease liability		11	11
Contractual penalty debt		1	2
Other payables		83	84
Total non-current		83	84

Current
Suppliers		247	206
Customer advances		24	14
Related parties	16	58	13
Trade payables		329	233

Compensation agreements		-	12
Lease liability		4	4
Contractual penalty debt		1	2
Various creditors		5	2
Other payables		10	20
Total current		339	253

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For most other non-current liabilities, fair values do not significantly differ from book values.

49

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.7 Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2025 and December 31, 2024:

As of June 30, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	477	-	-	477
Corporate bonds	133	-	-	133
Mutual funds	15	-	-	15
Shares	51	-	27	78
Cash and cash equivalents
Mutual funds	145	-	-	145
Derivative financial instruments	-	38	-	38
Total assets	821	38	27	886

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	692	-	-	692
Corporate bonds	110	-	-	110
Mutual funds	11	-	-	11
Shares	37	-	27	64
Cash and cash equivalents
Mutual funds	618	-	-	618
Derivative financial instruments	-	1	-	1
Total assets	1,468	1	27	1,496

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was mainly determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the direct equity interest of 2.84% and 3.19%, and the additional equity interest of 2.18% and 2.46% through HIDISA and HINISA, in TJSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector. This restructuring resulted in TMB’s and TJSM’s share transfer from the Federal Government to ENARSA.

50

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.8 Hedge accounting

During the first semester of 2025, the Company entered into forward crude oil sale contracts, without physical delivery, and designated a portion of these derivative financial instruments as cash flow hedges.

The Company applies cash flow hedge accounting to certain transactions to manage the international reference price risk associated with a specific volume of forecasted crude oil sales for the May 2025-October 2026 period, thereby ensuring stable cash flows.

As of June 30, 2025, the fair value of forward crude oil sale contracts designated as hedges amounts to an asset of US$ 23 million, recognized in other comprehensive income as the hedge is effective; this amount is expected to be fully reclassified to profit or loss during the July 2025-October 2026 period, as the hedged crude oil sales are recognized in earnings.

The amount reclassified from other comprehensive income to revenue, from designated hedges, generated a US$ 2 million gain during the second quarter of 2025.

The contracts are entered into in markets or with financial institutions with high credit ratings; therefore, the Company considers that there are no significant credit risks to its operations as a result of its derivative activities.

NOTE 13: EQUITY COMPONENTS

13.1 Share Capital

As of June 30, 2025, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

13.2 Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing operations. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

51

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of June 30, 2025 and 2024, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	06.30.2025	06.30.2024
Earning attributable to equity holders of the Company	193	367
Weighted average amount of outstanding shares	1,360	1,360
Basic and diluted earnings per share	0.14	0.27

13.3 Distribution of profits

Dividends distributed to individuals, undivided estates or foreign beneficiaries derived from profits generated during fiscal years beginning on or after January 1, 2018 are subject to a 7% withholding tax. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

The Company may pay and distribute dividends and any other type of profits to its shareholders, except if: (i) there is an event of breach; or (ii) the Company is not in a position to incur debt under the indentures governing the Class 9, Class 21, Class 23 and Additional Class 23 CB. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has complied with all commitments set forth in the indentures governing the above-mentioned CB.

52

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit to cash flows from operating activities

	Note	06.30.2025	06.30.2024
Income tax	10.5	99	(147)
Accrued interest		64	51
Depreciations and amortizations	9 and 10.2	181	152
Share of profit from associates and joint ventures	5.1.2	(76)	(39)
Profit from sale of companies´ interest		-	(7)
Results for other assets sale	10.3	(1)	-
Results for intangible assets sale	10.3	(1)	-
Impairment of inventories		1	-
Impairment of financial assets		2	56
Result from present value measurement	10.4	(1)	4
Changes in the fair value of financial instruments		(87)	(90)
Exchange differences, net		(22)	6
Result from repurchase of CB	10.4	(2)	9
Costs of concessions agreements completion	10.3	1	3
(Recovery) Provision for contingecies, net	10.3	(3)	27
Provision for environmental remediation	10.3	1	1
Accrual of defined benefit plans	9 and 10.2	6	15
Compensation agreements	10.2	-	7
Other		1	(1)
Adjustments to reconcile net profit to cash flows from operating activities		163	47

14.2 Changes in operating assets and liabilities

	06.30.2025	06.30.2024
Increase in trade receivables and other receivables	(254)	(432)
Increase in inventories	(20)	(30)
Increase in trade and other payables	65	81
(Decrease) Increase in salaries and social security payables	(10)	3
Defined benefit plans payments	(1)	(1)
Increase in tax liabilities	13	30
Decrease in provisions	(4)	(1)
Collection for derivative financial instruments, net	2	-
Changes in operating assets and liabilities	(209)	(350)

53

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 14: (Continuation)

14.3 Significant non-cash transactions

	06.30.2025	06.30.2024
Acquisition of property, plant and equipment through an increase in trade payables	(147)	(47)
Borrowing costs capitalized in property, plant and equipment	(1)	(7)
Collection of other receivables through financial assets	10	-
Collection of dividends from joint ventures through financial assets	44	-
Payment of borrowings through financial assets at amortized cost transfer	(9)	-
Collection of loans granted through intangible assets	2	-
Compensation trade receivables through an increase in financial assets at fair value through profit and loss	-	(53)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

During the six-month period ended June 30, 2025, the following changes were identified in relation to the contingent liabilities and assets reported in the Consolidated Financial Statements as of December 31, 2024:

15.1 Labor Claim - Compensation Fund

In one of the claims filed on considering that the index (CPI) used to adjust the plan’s benefits is ineffective to keep their “constant value”, the ruling in favor of the Company was upheld.

15.2. Administrative claims

In the complaints filed by CTLL (currently Pampa) against the Federal Government for failure to renew and recognize costs associated with gas supply contracts, on June 13, 2025 a ruling was issued in favor of the Company, awarding it $ 62.8 million and $ 862.9 million for the January 2016 - March 2016 and April 2016 - October 2018 periods, respectively, plus interests. The ruling was appealed by the Federal Government.

54

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of June 30, 2025	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
TGS	6	1	7	15
Other related parties
SACDE	-	-	-	43
	6	1	7	58

As of December 31, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
TGS	10	4	8	11
Other related parties
SACDE	-	-	3	2
	10	4	11	13

55

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the six-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees and compensation for services (3)		Other operating expenses (4)
	2025	2024	2025	2024	2025	2024	2025	2024
Associates and joint ventures
CTB	1	1	-	-	-	-	-	-
TGS	24	26	(47)	(43)	-	-	-	-
Other related parties
Fundación	-	-	-	-	-	-	(1)	(1)
SACDE	-	-	(134)	(63)	(1)	-	-	-
	25	27	(181)	(106)	(1)	-	(1)	(1)

(1)	Correspond mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for US$ 47 million and US$ 43 million and infrastructure works contracted to SACDE charged in property, plant and equipment for US$ 134 million and US$ 63 million, of which US$ 36 million and $ US$ 13 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the six-month periods ended June 30, 2025 and 2024, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations.

Operations for the six-month period	Financial income		Dividends collection
	2025	2024	2025	2024
Associates and joint ventures
CIESA	-	-	44	-
OCP	-	-	-	8
TGS	-	1	-	-
	-	1	44	8

56

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 17: INVESTMENT COMMITMENTS

Rincón de Aranda Development – RDA Midstream Project

On July 1, 2025, Pampa Energía —through its “Pampa Energía_ S.A. - Sucursal Dedicada Midstream RDA” Dedicated Branch, established on May 12, 2025 by the Company’s Board of Directors, submitted its application to opt into the RIGI to develop an oil and gas treatment plant at its Rincón de Aranda field. The project contemplates an estimated US$ 426 million investment, and its entry into operation is scheduled for 2026. Starting in 2027, the Company expects to export crude oil, in line with the strategy to develop Vaca Muerta and strengthen export capacity.

FLNG Project

On May 2, 2025, all conditions precedent to move forward with the FLNG Project were satisfied, including, but not limited to: (i) the final investment decision regarding the “Hilli Episeyo” vessel (“Hilli”); (ii) the submission of the RIGI opt-in application; and (iii) the granting of the LNG Free Export Authorization certificate.

In addition to Hilli, a second vessel, “MKII”, was added to the project. Both will have a processing and export capacity of approximately 6 million tons of LNG per year, equivalent to 27 million m3/d of natural gas, which will position Argentina in the global LNG market and represent an investment of approximately US$ 7 billion over the 20 years of operation across the entire value chain.

Hilli and MKII operations are expected to start at the end of 2027 and 2028, respectively.

The consortium is made up of 20% Pampa, 30% Pan American Energy S.L. (“PAE”), 25% YPF S.A., through its subsidiary Sur Inversiones Energéticas S.A.U. (“SUR”), 15% Wintershall DEA Argentina S.A. (“Wintershall”) and 10% Golar FLNG Sub-Holding Company Limited (“Golar Subholding”), all of which are SESA shareholders.

To supply natural gas to the vessels, SESA entered into 20-year natural gas supply contracts with Pampa, PAE, SUR and Wintershall regarding their participation in SESA. In this respect, for both vessels to operate year-round, SESA contemplates the construction of a dedicated gas pipeline between the province of Neuquén and the Gulf of San Matías in Río Negro.

NOTE 18: INCIDENT AT HINISA

Regarding the severe storm recorded on January 11, 2025 in the Province of Mendoza, which caused significant damage to the Nihuil II and III power plants and forced them out of service, HINISA began the cleanup and remediation process, started repairing perimeter fences and building closures, and initiated the process of sorting materials and tools salvaged from the incident for their classification and disposal with the insurance company. Progress is also being made in awarding the contract for the identification and assessment of damage to the affected equipment.

57

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 18: (Continuation)

During the six-month period ended June 30, 2025, HINISA recorded US$ 2 million losses corresponding to incident-related costs.

Besides, HINISA has filed the corresponding claim with the insurance companies and, as of June 30, 2025, has received advances of US$ 2 million, which disclosed under insurance recovery line item, to carry out the cleanup tasks necessary to determine the final damages and costs.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the final cost of the incident and the amount of insurance proceeds have not yet been assessed by HINISA.

NOTE 19: TERMINATION OF HYDROELECTRIC CONCESSIONS

On March 8, 2025, the Federal Government and the province of Mendoza signed an agreement to jointly conduct the national and international open call for tenders for the concession of the Diamante and Nihuiles Hydroelectric Complexes as a single business unit. The coordination and execution of this tender process was delegated to the Public Enterprises Transformation Agency, which, within a maximum 60 business days’ period, would transfer 51% of the share package of the company becoming the concessionaire and owner of the assets.

Subsequently, on June 5, 2025, SE Resolution No. 240/25 extended the transition period for the HIDISA concession until October 19, 2025.

Additionally, on May 26, 2025, Provincial Law No. 9,630 was published, declaring a state of emergency for the Los Nihuiles Hydroelectric System over a 14-month period from its enactment. The Law provides for the continuity of the transition period until verification of compliance with the obligations arising from the concession contract with HINISA, without prejudice to any authorizations that must be granted by the Federal Government.

It is worth highlighting that HINISA has fully and timely complied with its obligations throughout the term of the concession contract and the transition period; and that, as of the date of issuance of these Consolidated Financial Statements, the Federal Government has not issued any statement or granted the required authorizations.

In these circumstances, at the end of the contractual transition period on June 1, 2025, HINISA notified both the Ministry of Energy and Environment of the Province of Mendoza and the SE that the extension of the transition period beyond the term stipulated in the contract requires an agreement with the concessionaire. However, to protect the concession’s assets, avoid affecting the supply of electricity in the WEM and ensure the safety of property and persons, HINISA informed that it would continue operating the Los Nihuiles Hydroelectric Complex, without this implying consent to any unilateral extension of the transition period, the assumption of additional obligations or responsibilities, or the waiver of its rights.

Finally, it is worth highlighting that HINISA is willing to proceed with the assets’ handover as soon as the competent authorities so decide and/or to execute the necessary agreements given this extraordinary situation.

58

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of US$ – unless otherwise stated)

NOTE 20: DOCUMENTATION SAFEKEEPING

In compliance with General Resolution No. 629/14, the Company discoloses that it has sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the AdeA - Administración de Archivos S.A.’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 21: SUBSEQUENT EVENTS

After June 30, 2025 and until the issuance of these Consolidated Condensed Interim Financial Statements, no other relevant events have occurred which may significantly affect them.

59